SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Paratek Pharmaceuticals, Inc.

(Name of the Issuer)

Paratek Pharmaceuticals, Inc.

GPC WH Fund LP

Novo Holdings A/S

Resistance GP LLC

Resistance TopCo L.P.

Resistance Holdings, Inc.

Resistance Intermediate, Inc.

Resistance Acquisition, Inc.

Resistance Merger Sub, Inc.

Evan Loh, M.D.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699374302

(CUSIP Number of Class of Securities)

William M. Haskel Chief Legal Officer, General Counsel and Corporate Secretary Paratek Pharmaceuticals, Inc. 75 Park Plaza Boston, MA 02116 (617) 807-6600	Adam Dilluvio Resistance Acquisition, Inc. c/o Gurnet Point Capital, LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to

Tara Fisher Christopher Comeau Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Transaction Statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”), which amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on June 30, 2023 with the Securities and Exchange Commission (the “SEC”) (as amended by Amendment No. 4 filed with the SEC on September 18, 2023, Amendment No. 3 filed with the SEC on September 11, 2023, Amendment No. 2 filed with the SEC on August 3, 2023 and Amendment No. 1 filed with the SEC on July 28, 2023, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Paratek Pharmaceuticals, Inc. (the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.001 per share (the “Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) GPC WH Fund LP, a Delaware limited partnership (the “Guarantor”); (iii) Resistance GP LLC, a Delaware limited liability company (“Resistance GP”); (iv) Novo Holdings A/S, a Danish limited liability company (“Novo Holdings”); (v) Resistance TopCo L.P. a Delaware limited partnership (“TopCo”); (vi) Resistance Holdings, Inc., a Delaware corporation (“Resistance Holdings”); (vii) Resistance Intermediate, Inc., a Delaware corporation (“Resistance Intermediate”); (viii) Resistance Acquisition, Inc., a Delaware corporation (“Parent”); (ix) Resistance Merger Sub, Inc., a Delaware corporation (“Merger Sub” and, together with the Guarantor, Resistance GP, Novo Holdings, TopCo, Resistance Holdings, Resistance Intermediate and Parent, the “Parent Entities”); and (x) Evan Loh. The Parent Entities are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On June 6, 2023, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. On August 2, 2023, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company held on September 18, 2023 (the “Special Meeting”) at which the stockholders of the Company voted to approve and adopt the Merger Agreement and voted to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in this Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.

Item 15.	Additional Information

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 21, 2023, Parent filed a Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the Merger became effective and Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

At the Effective Time of the Merger (the “Effective Time”), each share of Company Common Stock, other than as provided below, was converted into the right to receive (x) $2.15, payable to the holder thereof in cash, without interest (the “Cash Consideration”) but subject to reduction for any applicable withholding taxes payable in respect thereof and (y) one contractual contingent value right (a “CVR”) that represents the right to receive $0.85 upon the satisfaction of certain conditions, pursuant to a Contingent Value Rights Agreement entered into between Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the Cash Consideration and one CVR, collectively, the “Merger Consideration”). The following Company Common Stock was not converted into the right to receive the per share Merger Consideration in connection with the Merger: (i) each share held in the treasury of the Company or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and each share owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent or Merger Sub immediately prior to the Effective Time or (ii) Company Common Stock outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Company Common Stock in accordance with Section 262 of the Delaware General Corporation Law.

As a result of the Merger, the Company’s shares have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. The Company has requested that Nasdaq file with the SEC a notification of removal from listing on From 25 with respect to the delisting of the shares from Nasdaq. The Company intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Definitive Proxy Statement of Paratek Pharmaceuticals, Inc. (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)*	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)*	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)*	Definitive Additional Materials to the Proxy Statement of Paratek Pharmaceuticals, Inc. (included in the Schedule 14A filed on September 11, 2023 and incorporated herein by reference).

(a)(5)(i)*	Press Release, dated as of June 6, 2023 (incorporated by reference to Exhibit 99.1 to Paratek Pharmaceuticals, Inc.’s Form 8-K filed June 7, 2023).

(a)(5)(ii)*	Employee FAQ, dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(iii)*	Email to Employees from the Chief Executive Officer of Paratek Pharmaceuticals, Inc., dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(iv)*	Letter to Strategic Partners and Vendors, dated as of June 6, 2023 (included in the Schedule 14A filed on June 6, 2023 and incorporated herein by reference).

(a)(5)(v)*	Press Release, dated as of June 27, 2023 (included in the Schedule 14A filed on June 27, 2023 and incorporated herein by reference).

(a)(5)(vi)*	Employee FAQ, dated as of July 11, 2023 (included in the Schedule 14A filed on July 11, 2023 and incorporated herein by reference).

(a)(5)(vii)*	Shareholder Letter, dated as of August 2, 2023 (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference).

(a)(5)(viii)*	Press Release, dated as of August 2, 2023 (included in the Schedule 14A filed on August 2, 2023 and incorporated herein by reference).

(a)(5)(ix)*	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of August 14, 2023 (included in the Schedule 14A filed on August 14, 2023 and incorporated herein by reference).

(a)(5)(x)*	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of August 16, 2023 (included in the Schedule 14A filed on August 16, 2023 and incorporated herein by reference).

(a)(5)(xi)*	Pre-Recorded Voice Message, dated as of August 16, 2023 (included in the Schedule 14A filed on August 18, 2023 and incorporated herein by reference).

(a)(5)(xii)*	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of August 22, 2023 (included in the Schedule 14A filed on August 22, 2023 and incorporated herein by reference).

(a)(5)(xiii)*	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of August 22, 2023 (included in the Schedule 14A filed on August 22, 2023 and incorporated herein by reference).

(a)(5)(xiv)*	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of August 30, 2023 (included in the Schedule 14A filed on August 30, 2023 and incorporated herein by reference).

(a)(5)(xv)*	Press Release, dated as of September 7, 2023 (included in the Schedule 14A filed on September 7, 2023 and incorporated herein by reference).

(a)(5)(xvi)	Press Release, dated as of September 12, 2023 (included in the Schedule 14A filed on September 12, 2023 and incorporated herein by reference).

(a)(5)(xvii)	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of September 12, 2023 (included in the Schedule 14A filed on September 12, 2023 and incorporated herein by reference).

(a)(5)(xviii)	Communication from Paratek Pharmaceuticals, Inc. to its stockholders, dated as of September 12, 2023 (included in the Schedule 14A filed on September 12, 2023 and incorporated herein by reference).

(b)(i)*	Debt Commitment Letter, dated as of June 6, 2023, executed by Oaktree Capital Management, L.P. (solely in its capacity as an investment manager to certain funds and accounts managed by it) and accepted by Resistance Acquisition, Inc.

(c)(i)*	Opinion of Moelis & Company LLC, dated as of June 6, 2023 (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(ii)#*	Presentation Materials, dated as of December 21, 2022, of Moelis & Company LLC prepared for the Company Board.

(c)(iii)#*	Presentation Materials, dated as of May 26, 2023, of Moelis & Company LLC prepared for the Company Board.

(c)(iv)#*	Presentation Materials, dated as of June 6, 2023, of Moelis & Company LLC prepared for the Company Board.

(d)(i)*	Agreement and Plan of Merger, dated as of June 6, 2023, by and among Paratek Pharmaceuticals, Inc., Resistance Acquisition, Inc. and Resistance Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)*	Form of Contingent Value Rights Agreement (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iii)*	Voting Agreement, dated as of June 6, 2023, by and among Resistance Acquisition, Inc. and certain members of Paratek Pharmaceuticals, Inc.’s management team (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iv)(a)*	Form of Subscription Agreement for Former Employees.

#	Confidential treatment has been requested for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed.

(d)(iv)(b)*	Form of Subscription Agreement for Terminating Employees.

(d)(iv)(c)*	Form of Subscription Agreement for Continuing Employees (Standard).

(d)(iv)(d)*	Form of Subscription Agreement for Continuing Employees (Put Option).

(d)(v)*	Limited Guarantee, dated as of June 6, 2023, by and between Paratek Pharmaceuticals, Inc. and GPC WH Fund LP.

(d)(vi)*	Equity Commitment Letter, dated as of June 6, 2023, by and among Paratek Pharmaceuticals, Inc., Resistance Acquisition, Inc. and GPC WH Fund LP.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

107*	Calculation of Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARATEK PHARMACEUTICALS, INC.
By:	/s/ William M. Haskel
Name:	William M. Haskel
Title:	Chief Legal Officer, General Counsel and Corporate Secretary

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GPC WH FUND LP by B-FLEXION International GP LLC, its General Partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Authorized Signatory

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	General Counsel

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVO HOLDINGS A/S

By:	/s/ Barbara Fiorini Due
Name:	Barbara Fiorini Due
Title:	General Counsel

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE GP LLC

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer of the General Partner of the Sole Member

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE TOPCO L.P.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer of the General Partner of the Sole Member of the General Partner

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE HOLDINGS, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE INTERMEDIATE, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE ACQUISITION, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESISTANCE MERGER SUB, INC.

By:	/s/ Adam Dilluvio
Name:	Adam Dilluvio
Title:	Secretary and Treasurer

Date: September 21, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evan Loh, M.D.
Evan Loh, M.D.

Date: September 21, 2023